EXHIBIT 28

[LETTERHEAD OF CHITTENDEN CORPORATION]
For Immediate Release

July 17, 2002 43/02

CHITTENDEN REPORTS EARNINGS AND QUARTERLY DIVIDEND

Burlington, VT—Chittenden Corporation (NYSE:CHZ) Chairman, President and Chief Executive Officer, Paul A. Perrault, today announced second quarter 2002 net income of $0.47 per diluted share, compared to the $0.44 per diluted share earned in the second quarter of 2001. For the first six months of 2002, earnings were $0.92 per diluted share, compared to $0.88 for the first six months of last year. Chittenden also announced its quarterly dividend of $0.20 per share. The dividend will be paid on August 16, 2002, to shareholders of record on August 2, 2002.

In making the announcement, Perrault said, “I am particularly pleased with our asset quality at June 30, 2002, which showed a significant improvement from their already outstanding levels of the last several quarters, despite the mixed signals that the broader markets have been sending in recent months.”

On February 28, 2002, Chittenden completed its acquisition of Ocean National Bank (ONB), a $272 million commercial bank headquartered in Kennebunk, Maine for $53.25 million in cash. The transaction has been accounted for as a purchase and, accordingly, the operations of ONB are included in Chittenden’s consolidated financial statements from the date of acquisition.

Total loans decreased slightly from a quarter ago primarily as a result of normal seasonal declines in the municipal portfolio, which was down $44 million from March 31, 2002. Residential real estate loans declined $12 million from a quarter ago and increased $59 million from December 31, 2001. The acquisition of ONB increased residential real estate loans by approximately $97 million in the first quarter of 2001, leading to the increase from that date. Consumer loans declined $23 million from March 31, 2002 due primarily to paydowns on the automotive finance portfolio, driven by lower market interest rates, which outpaced originations. These declines were offset by growth of $38 million in the commercial and commercial real estate portfolios.

The allowance for possible loan losses was $49.0 million at June 30, 2002, down slightly from $49.4 million at March 31, 2002 and up from $45.3 million at December 31, 2001. ONB accounted for approximately $3.0 million of the increase from last year-end. Nonperforming assets plus loans 90 days past due and still accruing were $13.3 million at June 30, 2002, down 24% from the first quarter of 2002 and the year ended December 31, 2001. As a percentage of total loans, nonperforming assets decreased to 36 basis points from 46 basis points in the prior quarters. Net charge-off activity totaled $2.1 million (7 basis points of average loans outstanding) for the second quarter of 2002, compared with $931,000 (3 bp) for the first quarter of this year and $1.1 million (4 bp) for the second quarter of 2001. Net charge offs year-to-date were $3.0 million (10 bp) in 2002 compared with $3.8 million (13 bp) in 2001.

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[LETTERHEAD OF CHITTENDEN CORPORATION]

Total deposits increased $372 million from a year ago and decreased approximately $60 million from the last quarter. The increase from June 30, 2001 was primarily due to the acquisition of ONB, which contributed $236 million at the date of acquisition, and to strong deposit flows in the last six months of 2001. The decrease from the prior quarter was due to seasonal fluctuations in municipal deposits.

Total assets increased from $4.4 billion at March 31, 2002 to $4.6 billion at June 30, 2002 largely due to the public offering of five million shares of Trust Preferred Securities of Chittenden Capital Trust I, a subsidiary of Chittenden Corporation. Net proceeds of approximately $121 million were invested primarily in the securities portfolio.

The net interest margin for the second quarter of 2002 was 4.69%, compared with 4.87% for the same period of 2001, and 4.61% for the first quarter of 2002. Net interest income was $48.3 million for the second quarter of 2002 and $42.7 million a year ago. The increase in net interest income from the second quarter of 2001 was attributed primarily to higher levels of average earning assets and deposits that resulted from the acquisition of ONB, growth of affiliate banks, and the retail trust preferred issuance.

Noninterest income amounted to $15.6 million for the second quarter of 2002, up from $15.2 million for the second quarter of 2001. Service charges on deposit accounts increased $393,000 primarily as a result of the ONB acquisition. Other income increased $489,000, driven by higher sales volumes in retail investment services and higher ATM fees due to the ONB acquisition. Offsetting these increases were declines in mortgage servicing income resulting from increased amortization of originated mortgage servicing rights assets and credit card income as a result of the sale of the Company’s retail credit card portfolio in the first quarter of 2001. The Company continued to earn servicing fees on that portfolio in the second quarter of 2001 until the acquirer assumed servicing in May of 2001.

Noninterest expenses were $38.6 million for the second quarter of 2002, up from the $33.6 million for the second quarter of 2001. Salaries and employee benefits increased $4.0 million from the second quarter of 2001. The inclusion of ONB in 2002 and an additional month of MBT in the second quarter of 2002 (the MBT acquisition was closed as of April 30, 2001) amounted to approximately $2.2 million of the variance in salaries and benefits. In addition, sales based incentive compensation increased $406,000 and employee benefits increased $514,000 from the same period a year ago, driven primarily by pension and medical insurance costs. Amortization of intangibles decreased $393,000 from the second quarter of 2001 to $348,000 due to the adoption of FAS 142, which eliminated the amortization of unidentified intangibles (goodwill). The amortization recognized in 2002 consists primarily of the amortization of core deposit intangibles relating to ONB and the Bank of Western Massachusetts. Other expenses were up $822,000 as a result of the acquisition of ONB.

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[LETTERHEAD OF CHITTENDEN CORPORATION]

The return on average equity was 15.95% for the second quarter of 2002, compared with 16.63% in the same quarter of 2001 and 16.07% in the first quarter of 2002. The decline in ROE from the second quarter of 2001 was a result of higher levels of average stockholders’ equity in 2002. The return on average assets for the second quarter of 2002 was 1.38%, down from 1.51% for the second quarter of 2001. The decline in ROA for the quarter was primarily due to higher levels of average assets caused by the acquisition of ONB and the issuance of the retail trust preferred stock.

Kirk W. Walters, Executive Vice President and Chief Financial Officer of Chittenden Corporation, will host a conference call to discuss these earnings results at 10:30 a.m. eastern time on July 18, 2002. Interested parties may access the conference call by calling 877-691-0878 or 973-582-2762 in the New York City area. Participants are asked to call in a few minutes prior to the call in order to register for the event. Internet access to the call is also available (listen only) by going to the Shareholders’ Resource section of the Company’s website at https://www.chittendencorp.com. A replay of the call will be available through July 25, 2002, by calling 877-519-4471 or 973-341-3080 in the New York City area (pin number is 3362888) or by going to the chittenden.com website.

The Company may answer one or more questions concerning business and financial developments and trends and other business and financial matters affecting the Company, some of the responses to which may contain information that has not previously been disclosed.

Chittenden is a bank holding company with total assets of $4.6 billion at June 30, 2002. Its subsidiary banks are Chittenden Bank, The Bank of Western Massachusetts, Flagship Bank and Trust Company, Maine Bank & Trust Company and Ocean National Bank. Chittenden Bank also operates under the name Mortgage Service Center, and it owns Chittenden Insurance Group, and Chittenden Securities, Inc. The Company offers a broad range of financial products and services, including deposit accounts and services; consumer, commercial, and public sector loans; insurance; brokerage; and investment and trust services to individuals, businesses, and the public sector. To find out more about Chittenden and its products, visit our web site at www.chittenden.com. Chittenden Corporation news releases, including earnings announcements, are available via fax by calling 800-758-5804. The six-digit code is 124292.

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CHITTENDEN CORPORATION

SELECTED FINANCIAL DATA
(Unaudited)
(In Thousands, except for ratios, shares and per share amounts)

	6/30/02	3/31/02	12/31/01	6/30/01
Period End Balance Sheet Data
Cash and Cash Equivalents	$195,884	$222,372	$308,023	$228,073
Securities Available For Sale	1,232,549	922,414	826,495	571,025
FHLB Stock	14,967	14,967	13,613	13,613
Loans Held For Sale	27,556	38,432	50,208	34,327
Loans:
Commercial	583,557	566,746	559,752	632,768
Municipal	44,107	88,134	85,479	62,535
Real Estate:
Residential	914,141	926,463	855,561	997,019
Commercial	1,043,889	1,022,858	903,819	785,223
Construction	78,995	91,325	79,801	52,772

Total Real Estate	2,037,025	2,040,646	1,839,181	1,835,014
Consumer	301,634	324,292	353,765	405,185

Total Loans	2,966,323	3,019,818	2,838,177	2,935,502
Less: Allowance for Loan Losses	(48,994)	(49,384)	(45,268)	(44,541)

Net Loans	2,917,329	2,970,434	2,792,909	2,890,961
Other Real Estate Owned	230	351	703	625
Goodwill	58,249	58,249	29,341	30,693
Other Assets	148,808	138,590	132,422	128,712

Total Assets	$4,595,572	$4,365,809	$4,153,714	$3,898,029

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits:
Demand	$627,498	$597,680	$620,828	$567,788
Savings	393,025	389,504	346,974	338,093
NOW and Money Market Accounts	1,922,452	1,993,050	1,870,835	1,706,291
Certificates of Deposit less than $100,000	682,636	674,653	634,992	644,701
Certificates of Deposit $100,000 and Over	198,607	229,536	196,217	195,832

Total Deposits	3,824,218	3,884,423	3,669,846	3,452,705
Borrowings	177,729	45,182	44,409	45,422
Company Obligated, Mandatorily Redeemable Securities Of Subsidiary Trust	125,000	—	—	—
Accrued Expenses and Other Liabilities	69,298	61,832	68,805	50,969

Total Liabilities	4,196,245	3,991,437	3,783,060	3,549,096
Total Stockholders’ Equity	399,327	374,372	370,654	348,933

Total Liabilities and Stockholders’ Equity	$4,595,572	$4,365,809	$4,153,714	$3,898,029

Book Value per Common Share	$12.39	$11.63	$11.56	$10.88
Common Shares Outstanding	32,235,058	32,180,488	32,070,446	32,061,910

Credit Quality Data
Nonperforming Assets (including OREO)	$10,872	$14,070	$13,077	$13,314
90 days past due and still accruing	2,477	3,430	4,583	3,082

Total	$13,349	$17,500	$17,660	$16,396
Nonperforming Assets to Loans Plus OREO	0.36%	0.46%	0.46%	0.45%
Allowance to Loans	1.64%	1.61%	1.59%	1.52%
Allowance to Nonperforming Loans (excluding OREO)	460.38%	359.97%	365.83%	351.02%

QTD Average Balance Sheet Data
Loans, Net	$2,997,613	$2,883,072	$2,854,543	$2,891,964
Earning Assets	4,163,108	3,923,707	3,855,444	3,567,430
Total Assets	4,436,263	4,172,820	4,091,763	3,796,249
Deposits	3,851,574	3,691,793	3,610,085	3,341,300
Stockholders’ Equity	385,039	374,148	370,032	345,566

CHITTENDEN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In Thousands, except for ratios, shares and per share amounts)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2002	2001	2002	2001
Interest Income:
Interest on Loans	$49,656	$57,955	$97,983	$116,063
Interest on Investments	15,448	9,931	28,361	19,962

Total Interest Income	65,104	67,886	126,344	136,025

Interest Expense:
Deposits	15,283	24,430	31,346	51,400
Borrowings	1,484	772	2,147	1,765

Total Interest Expense	16,767	25,202	33,493	53,165
Net Interest Income	48,337	42,684	92,851	82,860
Provision for Loan Losses	1,691	2,041	3,766	3,991

Net Interest Income after Provision for Loan Losses	46,646	40,643	89,085	78,869

Noninterest Income:
Investment Management Income	3,913	3,849	7,885	7,225
Service Charges on Deposit Accounts	4,098	3,705	7,852	7,054
Mortgage Servicing Income	625	944	1,315	1,922
Gains on Sales of Loans, Net	1,860	1,945	4,615	6,885
Credit Card Income, Net	897	1,114	1,689	2,114
Insurance Commissions, Net	882	834	1,819	1,728
Other	3,288	2,799	6,548	5,228

Total Noninterest Income	15,563	15,190	31,723	32,156

Noninterest Expense:
Salaries and Employee Benefits	22,450	18,452	43,282	36,237
Net Occupancy Expense	4,859	4,260	9,780	8,995
Other Real Estate Owned, Net	7	8	(161)	47
Amortization of Intangibles	348	741	583	1,253
Other	10,933	10,111	21,159	19,755

Total Noninterest Expense	38,597	33,572	74,643	66,287

Income Before Income Taxes	23,612	22,261	46,165	44,738
Income Tax Expense	8,297	7,935	16,027	15,900

Net Income	$15,315	$14,326	$30,138	$28,838

Weighted Average Common Shares Outstanding	32,218,570	32,123,233	32,137,282	32,285,753
Weighted Average Common and Common Equivalent Shares Outstanding	32,684,149	32,490,203	32,611,036	32,644,389
Earnings Per Share, Basic	$0.48	$0.45	$0.94	$0.89
Earnings Per Share, Diluted	0.47	0.44	0.92	0.88
Dividends Per Share	0.20	0.19	0.39	0.38
Return on Average Equity	15.95%	16.63%	16.01%	16.89%
Return on Average Assets	1.38%	1.51%	1.41%	1.56%
Net Yield on Earning Assets	4.69%	4.87%	4.65%	4.83%

-end-

CHITTENDEN CORPORATION

CONSOLIDATED BALANCE SHEETS (Unaudited)
($ in thousands)
	06/30/00		09/30/00	12/31/00	03/31/01	06/30/01	09/30/01	12/31/01	03/31/02	06/30/02
ASSETS
Cash and Cash Equivalents	$155,785		$135,361	$178,621	$192,047	$228,073	$278,006	$308,023	$222,372	$195,884
Securities Available For Sale	625,415		587,687	597,592	559,918	584,638	661,103	840,108	937,381	1,247,516
Loans Held For Sale	8,848		6,893	44,950	25,422	34,327	33,220	50,208	38,432	27,556
Loans:
Commercial	492,238		495,178	515,926	535,518	632,768	632,553	559,752	566,746	583,557
Municipal	67,942		94,670	83,566	93,848	62,535	108,491	85,479	88,134	44,107
Real Estate:
Residential	1,065,837		1,047,749	1,024,174	987,142	997,019	962,420	855,561	926,463	914,141
Commercial	720,532		722,601	723,339	703,336	785,223	799,999	903,819	1,022,858	1,043,889
Construction	70,684		53,742	57,701	52,814	52,772	66,053	79,801	91,325	78,995

Total Real Estate	1,857,053		1,824,092	1,805,214	1,743,292	1,835,014	1,828,472	1,839,181	2,040,646	2,037,025
Consumer	512,265		515,013	451,392	429,588	405,185	384,865	353,765	324,292	301,634

Total Loans	2,929,498		2,928,953	2,856,098	2,802,246	2,935,502	2,954,381	2,838,177	3,019,818	2,966,323
Less: Allowance for Loan Losses	(39,643)		(39,945)	(40,255)	(39,546)	(44,541)	(45,261)	(45,268)	(49,384)	(48,994)

Net Loans	2,889,855		2,889,008	2,815,843	2,762,700	2,890,961	2,909,120	2,792,909	2,970,434	2,917,329
Other Real Estate Owned	579		430	513	328	625	298	703	351	230
Goodwill	16,745		16,234	15,721	10,666	30,693	30,017	29,341	58,249	58,249
Other Assets	118,864		114,492	116,621	121,616	128,712	123,527	132,422	138,590	148,808

Total Assets	$3,816,091		$3,750,105	$3,769,861	$3,672,697	$3,898,029	$4,035,291	$4,153,714	$4,365,809	4,595,572

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits:
Demand	$496,762		$511,599	$530,975	$481,119	$567,788	$575,821	$620,828	$597,680	$627,498
Savings	1,828,440	*	375,500	302,122	304,131	338,093	343,722	346,974	389,504	393,025
NOW and Money Market Accounts			1,506,373	1,632,105	1,597,920	1,706,291	1,800,877	1,870,835	1,993,050	1,922,452
Certificates of Deposit less than $100,000	617,941		612,300	615,336	617,988	644,701	634,815	634,992	674,653	682,636
Certificates of Deposit $100,000 and over	221,762		208,803	211,869	222,097	195,832	206,401	196,217	229,536	198,607

Total Deposits	3,164,905		3,214,575	3,292,407	3,223,255	3,452,705	3,561,636	3,669,846	3,884,423	3,824,218
Borrowings	286,013		162,386	93,757	45,425	45,422	45,415	44,409	45,182	302,729
Accrued Expenses and Other Liabilities	31,429		36,262	41,631	58,641	50,969	62,792	68,805	61,832	69,298

Total Liabilities	3,482,347		3,413,223	3,427,795	3,327,321	3,549,096	3,669,843	3,783,060	3,991,437	4,196,245
Total Stockholders’ Equity	333,744		336,882	342,066	345,376	348,933	365,448	370,654	374,372	399,327

Total Liabilities and Stockholders’ Equity	$3,816,091		$3,750,105	$3,769,861	$3,672,697	$3,898,029	$4,035,291	$4,153,714	$4,365,809	$4,595,572

*    Now and Money Market Accounts included in Savings.

CHITTENDEN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
($ in thousands)

	QTR 06/30/00	QTR 09/30/00	QTR 12/31/00	QTR 03/31/01	QTR 06/30/01	QTR 09/30/01	QTR 12/31/01	QTR 03/31/02	QTR 06/30/02
Interest Income:
Interest on Loans	$61,555	$62,962	$62,337	$58,108	$57,955	$56,507	$51,091	$48,327	$49,656
Interest on Investments	10,366	10,240	9,976	10,031	9,931	10,313	12,561	12,913	15,448

Total Interest Income	71,921	73,202	72,313	68,139	67,886	66,820	63,652	61,240	65,104

Interest Expense:
Deposits	26,176	27,792	28,939	26,970	24,430	22,548	19,097	16,063	15,283
Borrowings	4,307	3,797	2,090	993	772	694	688	663	1,484

Total Interest Expense	30,483	31,589	31,029	27,963	25,202	23,242	19,785	16,726	16,767
Net Interest Income	41,438	41,613	41,284	40,176	42,684	43,578	43,867	44,514	48,337
Provision for Loan Losses	2,175	2,175	2,175	1,950	2,041	2,025	2,025	2,075	1,691

Net Interest Income after Provision for Loan Losses	39,263	39,438	39,109	38,226	40,643	41,553	41,842	42,439	46,646

Noninterest Income:
Investment Management Income	3,124	3,482	3,467	3,376	3,849	4,334	4,163	3,972	3,913
Service Charges on Deposit Accounts	3,393	3,335	3,485	3,349	3,705	3,570	3,670	3,754	4,098
Mortgage Servicing Income	1,121	1,029	992	978	944	893	749	690	625
Gains on Sales of Loans, Net	547	903	833	4,940	1,945	1,916	2,406	2,755	1,860
Credit Card Income, Net	1,428	1,440	1,364	1,000	1,114	927	923	792	897
Insurance Commissions, Net	688	774	651	894	834	966	697	937	882
Other	2,966	2,617	2,166	2,429	2,799	3,328	3,035	3,260	3,288

Total Noninterest Income	13,267	13,580	12,958	16,966	15,190	15,934	15,643	16,160	15,563

Noninterest Expense:
Salaries and Employee Benefits	15,924	16,259	16,059	17,785	18,452	19,447	19,167	20,832	22,450
Net Occupancy Expense	3,668	3,862	3,849	4,735	4,260	4,308	4,441	4,921	4,859
Other Real Estate Owned, Net	(23)	54	67	39	8	21	18	(168)	7
Amortization of Intangibles	520	521	520	512	741	855	855	235	348
Other	10,350	9,782	10,790	9,644	10,111	10,115	10,246	10,226	10,933

Total Noninterest Expense	30,439	30,478	31,285	32,715	33,572	34,746	34,727	36,046	38,597
Income Before Income Taxes	22,091	22,540	20,782	22,477	22,261	22,741	22,758	22,553	23,612
Income Tax Expense	7,620	7,792	5,905	7,965	7,935	7,930	7,906	7,730	8,297

Net Income	14,471	14,748	14,877	$14,512	$14,326	$14,811	$14,852	$14,823	$15,315

CHITTENDEN CORPORATION

AVERAGE BALANCE SHEETS

	For the Three Months Ended June 30, 2002			For the Three Months Ended June 30, 2001			For the Six Months Ended June 30, 2002			For the Six Months Ended June 30, 2001
Description	Average Balance	Interest Income/ Expense(1)	Average Yield/ Rate(1)	Average Balance	Interest Income/ Expense(1)	Average Yield/ Rate(1)	Average Balance	Interest Income/ Expense(1)	Average Yield/ Rate(1)	Average Balance	Interest Income/ Expense(1)	Average Yield/ Rate(1)
ASSETS
Interest-Earning Assets:
Loans:
Commercial	$577,932	$8,782	6.10%	$457,981	$9,369	8.21%	$566,206	$17,233	6.14%	$424,410	$18,088	8.59%
Municipal	84,786	935	4.41%	89,136	1,316	5.92%	85,109	1,948	4.58%	88,004	2,598	5.95%
Real Estate:
Residential	950,808	16,090	6.78%	1,130,754	21,308	7.56%	933,142	31,757	6.83%	1,124,519	42,710	7.66%
Commercial	1,037,386	16,489	6.38%	796,391	16,570	8.35%	994,083	31,919	6.48%	774,571	32,744	8.52%
Construction	84,710	1,734	8.21%	91,507	1,928	8.45%	86,344	3,424	8.00%	93,589	3,930	8.47%

Total Real Estate	2,072,904	34,313	6.63%	2,018,652	39,806	7.96%	2,013,569	67,100	6.70%	1,992,679	79,384	8.06%
Consumer	311,521	5,962	7.68%	368,860	7,968	8.66%	323,950	12,394	7.72%	378,193	17,003	9.07%

Total loans	3,047,143	49,992	6.58%	2,934,629	58,459	7.99%	2,988,834	98,675	6.65%	2,883,286	117,073	8.19%
Investments:
Taxable	1,095,216	15,328	5.60%	600,233	9,580	6.40%	1,032,851	28,111	5.45%	596,509	19,238	6.50%
Tax-Favored Securities	19,697	162	3.31%	24,680	347	5.64%	17,382	298	3.46%	18,644	544	5.88%
Interest-Bearing Deposits	225	2	3.40%	225	2	3.55%	225	4	3.39%	225	4	3.80%
Federal Funds Sold	827	4	1.96%	7,663	101	5.29%	4,765	38	1.63%	12,179	333	5.51%

Total Interest-Earning Assets	4,163,108	65,488	6.30%	3,567,430	68,489	7.70%	4,044,057	127,126	6.32%	3,510,843	137,192	7.88%

Noninterest-Earning Assets	322,685			271,484			316,639			258,063
Allowance for Loan Losses	(49,530)			(42,665)			(48,186)			(41,486)

Total Assets	$4,436,263			$3,796,249			$4,312,510			$3,727,420

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-Bearing Liabilities:
Savings	$390,679	1,130	1.16%	$378,033	2,163	2.30%	$376,798	2,231	1.19%	$371,027	$4,481	2.44%
NOW and Money Market Accounts	1,949,626	6,812	1.40%	1,589,282	11,316	2.86%	1,921,719	13,881	1.46%	1,554,999	24,816	3.22%
Certificates of Deposit less than $100,000	676,065	5,758	3.42%	636,409	8,225	5.18%	662,057	12,065	3.67%	626,900	16,386	5.27%
Certificates of Deposit $100,000 and over	229,598	1,583	2.77%	214,184	2,723	5.10%	216,294	3,169	2.95%	212,119	5,716	5.43%

Total Interest-Bearing Deposits	3,245,968	15,283	1.89%	2,817,909	24,427	3.48%	3,176,868	31,346	1.99%	2,765,045	51,399	3.75%
Borrowings	135,697	1,484	4.39%	53,972	773	5.74%	90,394	2,147	4.79%	60,535	1,766	5.88%

Total Interest-Bearing Liabilities	3,381,665	16,767	1.99%	2,871,880	25,200	3.52%	3,267,262	33,493	2.07%	2,825,580	53,165	3.79%
NonInterest-Bearing Liabilities:
Demand Deposits	605,606			523,392			603,376			502,891
Other Liabilities	63,953			55,411			62,248			54,726

Total Liabilities	4,051,224			3,450,683			3,932,886			3,383,197
Stockholders’ Equity	385,039			345,566			379,624			344,223

Total Liabilities and Stockholders’ Equity	$4,436,263			$3,796,249			$4,312,510			$3,727,420

Net Interest Income		$48,721			$43,289			$93,633			$84,027

Interest Rate Spread(2)			4.31%			4.18%			4.25%			4.09%
Net Yield on Earning Assets(3)			4.69%			4.87%			4.65%			4.83%

(1)	On a fully taxable equivalent basis, calculated using a Federal income tax rate of 35%. Loan income includes fees.
(2)	Interest rate spread is the average rate earned on total interest-earning assets less the average rate paid on interest-bearing liabilities.
(3)	Net yield on earning assets is net interest income divided by total interest-earning assets.

CHITTENDEN CORPORATION

SELECTED FINANCIAL DATA (Unaudited) *
($ in thousands, except share and per share data)

	QTD	QTD	QTD	QTD	QTD	QTD	QTD	QTD	QTD
	6/30/2000	9/30/2000	12/31/2000	3/31/2001	6/30/2001	9/30/2001	12/31/2001	3/31/2002	6/30/2002
Book Value per Common Share	$9.98	$10.22	$10.49	$10.73	$10.88	$11.41	$11.56	$11.63	$12.39
Tangible Book Value Per Share	9.48	9.73	10.00	10.26	9.79	10.34	10.52	9.50	10.27
Common Shares Outstanding	33,443,710	32,971,239	32,621,355	32,178,013	32,061,910	32,025,220	32,070,446	32,180,488	32,235,058
CREDIT QUALITY
Nonperforming Assets (including OREO)	11,603	10,212	11,889	11,888	13,314	14,958	13,077	14,070	10,872
90 Days past due and still accruing	4,751	4,133	4,595	4,318	3,082	3,400	4,583	3,430	2,477

Total	16,354	14,345	16,484	16,206	16,396	18,358	17,660	17,500	13,349
Nonperforming Assets to Loans Plus OREO	0.40%	0.35%	0.42%	0.42%	0.45%	0.50%	0.46%	0.46%	0.36%
Allowance to Loans	1.35%	1.36%	1.41%	1.41%	1.52%	1.53%	1.59%	1.61%	1.64%
Allowance to Nonperforming Loans (excluding OREO)	359.61%	408.39%	353.86%	342.09%	351.02%	308.74%	365.83%	359.97%	460.38%
Net Charge-off Ratio	0.12%	0.07%	0.07%	0.09%	0.04%	0.04%	0.07%	0.03%	0.07%

QTR Average Balance Sheet Data
Loans, Net	2,921,259	2,904,900	2,879,986	2,791,707	2,891,964	2,951,718	2,854,543	2,883,072	2,997,613
Earning Assets	3,604,521	3,578,436	3,543,882	3,453,851	3,567,430	3,700,113	3,855,444	3,923,707	4,163,108
Total Assets	3,840,153	3,804,885	3,751,586	3,658,274	3,796,249	3,937,682	4,091,763	4,172,820	4,436,263
Deposits	3,192,879	3,212,766	3,256,504	3,193,635	3,341,300	3,482,122	3,610,085	3,691,793	3,851,574
Stockholders’ Equity	336,093	332,601	338,316	343,077	345,566	355,764	370,032	374,148	385,039
Earnings Per Share, Basic	0.43	0.44	0.45	0.45	0.45	0.46	0.46	0.46	0.48
Earnings Per Share, Diluted	0.42	0.44	0.45	0.44	0.44	0.46	0.46	0.46	0.47
Dividends Per Share	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.20
Weighted Average Common Shares Outstanding	33,961,338	33,151,103	32,789,048	32,448,558	32,123,233	32,047,482	32,039,223	32,134,266	32,218,570
Weighted Average Common and Common
Equivalent Shares Outstanding	34,321,950	33,456,271	33,041,273	32,795,994	32,490,203	32,442,906	32,420,335	32,537,191	32,684,149
Return on Average Equity	17.32%	17.64%	17.49%	17.15%	16.63%	16.52%	15.92%	16.07%	15.95%
Return on Average Assets	1.52%	1.54%	1.58%	1.61%	1.51%	1.49%	1.44%	1.44%	1.38%
Net Yield on Earning Assets	4.66%	4.67%	4.70%	4.78%	4.87%	4.76%	4.59%	4.61%	4.69%
Tier 1 Capital Ratio	10.71%	10.83%	10.82%	11.12%	9.88%	9.94%	10.32%	9.15%	11.84%
Total Capital Ratio	11.97%	12.09%	12.08%	12.38%	11.13%	11.19%	11.57%	10.40%	15.96%
Leverage Ratio	8.27%	8.18%	8.65%	8.97%	8.13%	8.05%	7.99%	7.28%	9.35%